SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2002

Commission file number: 0-18892

MAYNE GROUP LIMITED
(Translation of Registrant’s Name Into English)

21/390 St Kilda Road
Melbourne, Victoria 3004
Australia
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.) Form 20-F   ☒    Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.) Yes  ☐    No  ☒.

(If “Yes is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____ .)

Media Releases / ASX Announcements:

Exhibit 1 – Alliance with aeterna

Exhibit 2 – Settlement with Medcomsoft

Exhibit 3 – Victorian ADR Tender

Exhibit – Joint Media Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAYNE GROUP LIMITED

By:	/s/ Karen Ping-Huay Kee
Name: Karen Ping-Huay Kee Title: Manager, Group Secretarial Services

Date:    20 January 2003